Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of Global Crossing Limited for the registration of $750,000,000 12% Senior Secured Notes due 2015 and to the incorporation by reference therein of our report dated February 23, 2010, (except for Note 26, as to which the date is June 17, 2010), with respect to the consolidated financial statements and schedule of Global Crossing Limited included in the current report (Form 8-K) dated June 17, 2010, filed with the Securities and Exchange Commission, and our report dated February 23, 2010, with respect to the effectiveness of internal control over financial reporting of Global Crossing Limited, included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

June 18, 2010